Form RW Form S-1

March 4, 2015

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549

RE: Form S-1
Request for Withdrawal of Registration Statement (RW)
Filed on December 16, 2014
Commission File No. 333-200984

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Lemont, Inc., a New York corporation (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-200984) together with all exhibits and amendments thereto (the "Registration Statement").

The Company is requesting withdrawal of the Registration Statement due to the Company's decision not to proceed with the Registration Statement at this time. The Registration Statement was not declared effective by the Commission under the Act.

The Registrant confirms that no securities were sold in the registered offering.

Should you have any questions regarding this matter, please do not hesitate to contact me (646) 508-6285. Thank you for your attention to this matter.

Respectfully yours,

Wanjun Xie
Wanjun Xie, On Behalf of Lemont Inc
Title: President
Date: 03/04/2015

Lemont Inc
135-50 Roosevelt Ave., 308
Flushing, NY11354